                                Filed Pursuant to Rule 424(b)(3) and Rule 424(c)
                                                      Registration No. 333-80851


Prospectus Supplement
(To Prospectus Dated AUGUST 12, 1999)

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                              PROSPECTUS SUPPLEMENT

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                          VERITAS SOFTWARE CORPORATION

                                1,868,480 SHARES

                                  COMMON STOCK

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     This prospectus supplement relates to the offering of VERITAS Software Corporation common stock in exchange for exchangeable shares of TeleBackup Exchangeco, Inc., as described on pages 91 to 93 of the prospectus dated August 12, 1999, as supplemented April 27, 2000, May 15, 2000, July 19, 2000, October 13, 2000, November 14, 2000 and November 20, 2000 (the "Prospectus"), to which this prospectus supplement is attached.

     This prospectus supplement should be read in conjunction with the Prospectus, which is to be delivered with this prospectus supplement. This prospectus supplement is qualified by reference to the Prospectus except to the extent that the information in this prospectus supplement supersedes the information contained in the Prospectus. All capitalized terms used but not defined in this prospectus supplement have the meanings given to them in the Prospectus.

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     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SHARES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE PROSPECTUS OR THIS PROSPECTUS SUPPLEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

          The date of this prospectus supplement is December 12, 2000.

CONSUMMATION OF TRANSACTION WITH SEAGATE TECHNOLOGY, INC.

     VERITAS Software Corporation ("VERITAS") consummated a multi-party transaction on November 22, 2000. The transaction involved primarily VERITAS, VERITAS Software Technology Corporation, formerly known as Seagate Technology, Inc. ("Seagate"), and Suez Acquisition Company (Cayman) Limited ("SAC"), a company formed by a group of private equity firms led by Silver Lake Partners.

     The transaction consisted primarily of (1) the sale of Seagate's operating property and assets to SAC (the "Stock Purchase") pursuant to that certain Stock Purchase Agreement dated as of March 29, 2000, as amended (as so amended, the "Stock Purchase Agreement"), by and among SAC, Seagate and Seagate Software Holdings, Inc., a wholly owned subsidiary of Seagate ("Seagate Software"), and
(2) the merger of Victory Merger Sub, Inc., a wholly owned subsidiary of VERITAS ("Merger Sub") with and into Seagate (the "Merger") pursuant to that certain Agreement and Plan of Merger and Reorganization dated as of March 29, 2000, as amended (as so amended, the "Merger Agreement"), by and among VERITAS, Merger Sub and Seagate. The Stock Purchase was consummated and the Merger became effective on November 22, 2000.

     Under the terms of the Stock Purchase Agreement, Seagate sold all of its property and assets and the property and assets of its consolidated subsidiaries, other than certain designated assets, to SAC in exchange for $2.050 billion in cash, less the value of Seagate equity securities held by members of Seagate's senior management team which were converted into equity securities of SAC and were not entitled to receive any consideration in the Merger. The designated Seagate assets that were not sold consist of (1) the capital stock of Seagate Software, (2) Seagate's investments in VERITAS and Gadzoox Networks, Inc., (3) Seagate's cash in excess of approximately $765 million and an additional amount of cash necessary to satisfy Seagate's tax liabilities, to satisfy its withholding obligations arising upon the acceleration of Seagate options that occurred at the effective time of the Merger, and to redeem its existing indebtedness that was acquired by SAC in the Stock Purchase, and (4) the right to receive certain tax refunds received and credits utilized by VERITAS that are attributable to Seagate for all periods prior to the effective time of the Merger.

     Under the terms of the Merger Agreement, immediately following the consummation of the Stock Purchase, Merger Sub merged with and into Seagate, and each outstanding share of Seagate common stock (other than certain shares that were cancelled) was converted into the right to receive a proportionate share of the merger consideration, which consisted of (1) 109,330,300 shares of VERITAS common stock, (2) an additional 67,336 shares of VERITAS common stock, based on a negotiated discount to the market value of Seagate's investment in Gadzoox Networks, Inc., shortly before the effective time of the Merger, (3) an amount of cash equal to Seagate's cash at the effective time of the Merger, which includes the net proceeds received and retained by Seagate in connection with the Stock Purchase, and (4) the right to receive the value of certain tax refunds received and credits utilized by VERITAS that are attributable to

Seagate for all periods prior to the effective time of the Merger. Under the Merger Agreement, VERITAS had the right to elect to reduce the cash portion of the merger consideration up to a maximum of $500 million and to issue additional shares of VERITAS common stock in place of this cash. VERITAS determined prior to the effective time of the Merger not to make this election. The approximately
3.3 million shares of Lernout & Hauspie Speech Products N.V. ("L&H Shares") held by Seagate at the time of the Merger, which VERITAS had the right under the Merger Agreement to purchase at a negotiated discount, were not so purchased by VERITAS and will instead be transferred to the trust created pursuant to that certain Trust Agreement dated as of November 22, 2000 by and among VERITAS as sponsor and Gary B. Filler and Lawrence Perlman as Trustees, and at the trustees' direction, either be distributed to the former Seagate stockholders or sold and the net proceeds thereof distributed.

     As a result of the Merger and excluding the value of the tax refunds and the L&H Shares referenced above, the former Seagate stockholders received the right to receive approximately 0.4465 shares of VERITAS common stock and approximately $8.5484 in cash per share of Seagate common stock.

     Also as a result of the Merger, Seagate became a wholly owned subsidiary of VERITAS and was renamed VERITAS Software Technology Corporation, VERITAS indirectly acquired all of the designated assets described above that were not purchased in connection with the Stock Purchase, and VERITAS' total number of shares of common stock outstanding decreased by approximately 18.7 million shares.

     The Merger has no impact on VERITAS' income statement, besides the impact of the decrease of approximately 18.7 million of shares of common stock on VERITAS' earnings per share.

     The net impacts of the Merger on VERITAS' balance sheet are described below.

     On VERITAS' assets:

     o    Tax indemnification receivable of $70 million;

     o Restricted cash that may be payable to former Seagate stockholders of $150 million; and

     o Other assets of $8 million for VERITAS' ownership in Gadzoox Networks, Inc. and the related deferred tax asset.

     On VERITAS' liabilities:

     o Additional accounts payable of $40 million for transaction related charges;

     o    Accrued tax liabilities of $135 million; and

     o Additional liabilities of $150 million for the restricted cash that may be payable to former Seagate stockholders.

     On VERITAS' stockholders' equity:

     o A reduction of $97 million as a result of the net impacts on VERITAS' assets and liabilities.

     This prospectus supplement may include estimates and forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and 21E of the Securities Exchange Act of 1934. These forward-looking statements involve a number of risks and uncertainties, including the risks and uncertainties described in the joint proxy statement/prospectus regarding the business transaction referenced in the foregoing information, and the risk that some or all of the conditions needed to trigger the right to receive value for the tax refunds and credits referenced above and the right to receive value for the L&H Shares will not occur, which could cause the actual results VERITAS achieves to differ materially from such forward-looking statements. For more information regarding potential risks, see the "Factors That May Affect Future Results" section of VERITAS' most recent report on Form 10-Q on file with the SEC. VERITAS undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date of this prospectus supplement.